December 18, 2007

Mail Stop 6010

Arie Cohen
President and Chief Executive Officer
CardioNet, Inc.
1010 Second Avenue
San Diego, California 92101

> **Re: CardioNet, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 6, 2007**
> **File No. 333-145547**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Board Composition, page 89

1.   Please update your disclosure here to reflect the appointment of Mr. Cohen to your board, which appears to have filled one of the two vacancies that previously existed.

Executive Compensation, page 93

Base Salary, page 94

2.   We note your new disclosures on pages 94 and 95 that your board approved Mssrs. Cohen's and Galvan's respective base salaries for 2007 based on the amount requested and "the salaries of other members of our management." Please identify the other members of management whose salaries were used for comparative purposes and describe how their salaries relate to the base salaries

approved by your board for Mssrs. Cohen and Galvan. Please provide similar disclosure regarding the equity ownership amounts of management that were considered by your board in awarding stock options to Mssrs. Cohen and Galvan, as well as to Mr. Wood, including the number of shares underlying the option originally awarded to Mr. Wood. Please see Item 402(b)(1)(v).

Bonuses, page 97

3.   We note your disclosure on page 98 that you paid Mr. Forese a $50,000 retention bonus in July 2007 to encourage his continued employment "during [y]our search for a [CFO]." Please clarify the basis for this bonus, given that Mr. Marsh appears to have been serving as your CFO when you paid the bonus to Mr. Forese.

Outstanding Equity Awards at December 31, 2007, page 103

4.   We note your tabular disclosure here that Mr. Wood has no outstanding equity awards and note three to that table regarding the vesting schedule. Please reconcile these disclosures with your disclosure on page 102 that he may exercise his option to purchase 83,306 shares until June 2008, which shares have already vested.

5.   We note your tabular disclosure that Mr. Cohen and Mr. Galvan have 900,000 and 300,000 shares, respectively, underlying exercisable but unexercised options. It appears from note three to this table, however, that none of these options have vested and are therefore not yet exercisable. Please revise or advise.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Frederick T. Muto, Esq.—Cooley Godward Kronish LLP
                Ethan E. Christensen, Esq.—Cooley Godward Kronish LLP